UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

One Horizon Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68235H205
(CUSIP Number)

Martin Ward One Horizon Group First Floor 1 Duchess Street London W1W 6AN Office phone number is +44 (0)20 7580 4294
(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Martin Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United Kingdom
NUMBER OF	7	SOLE VOTING POWER	2,919,666 shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	2,919,666 shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,919,666 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 8.87% (based on 32,933,209 shares of Common Stock, the most recent publicly available information of the Issuer’s issued and outstanding shares as of June 15, 2015)

14	TYPE OF REPORTING PERSON IN (individual)

ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of One Horizon Group, Inc., a corporation organized under the laws of the State of Delaware (“Issuer”).  The Company’s principal executive office is located on T1-017 Tierney Building, University of Limerick, Limerick, Ireland..

ITEM 2.   IDENTITY AND BACKGROUND.

(a)	This Statement is being filed by Mr. Martin Ward, the Chief Financial officer of the Issuer (the “Reporting Person”).

(b)	Mr. Ward’s principal office is located at First Floor,1 Duchess Street, London W1W 6AN, telephone 44 (0)20 7580 4294

(c)	The Reporting Person is currently an officer of the Issuer and a member of the Board of the Directors of the Issuer.

(d)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ward is a citizen of the United Kingdom.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

The securities disclosed herein were acquired through a share exchange between Intelligent Communication Enterprise Corp., (“ICE”, an SEC registrant) and One Horizon UK on November 30, 2012, as a result of which One Horizon UK, the accounting acquirer, became a subsidiary of ICE, with former One Horizon UK shareholders holding approximately 96% of the issued and outstanding shares of ICE. Pursuant to the Share Exchange, the Shareholder received certain shares of common stock of ICE. On December 27, 2012, ICE changed its name to One Horizon Group, Inc.

ITEM 4.   PURPOSE OF THE TRANSACTION.

The Filer entered into a Rule 10b5-1 Trading Plan on June 30, 2015 (the “Trading Plan”, attached hereto as Exhibit 7.1), pursuant to which a total number of 1,000,000 shares of the Issuer’s Common Stock will be sold by the Filer during the period from July 30, 2015 to July 29, 2016 according to the specific trading instructions as set forth in the Trading Plan.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Filer beneficially owns 2,919,666 shares (8.87%) (the “Shares”) of the 32,933,209 outstanding shares of the Issuer which is the most recent publicly available information of the Issuer’s issued and outstanding shares as of June 15, 2015.

(b)	The Reporting Persons hold sole power to dispose of the Shares.

(c)	Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Filer entered into a Rule 10b5-1 Trading Plan on June 30, 2015, pursuant to which a total number of 1,000,000 shares of the Issuer’s Common Stock will be sold by the Filer during the period from July 30, 2015 to July 29, 2016.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1	Rule 10b5-1 Trading Plan entered into between Martin Ward and Tripoint Global Equities LLC., dated June 30, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015	By:	/s/ Martin Ward
Martin Ward